

Mail Stop 3561

April 11, 2016

Robert E. Verbeck
Senior Vice President, Finance and Corporate Controller
The Boeing Company
100 N. Riverside Plaza
Chicago, IL 60606

     Re: The Boeing Company
             Form 10-K for Fiscal Year Ended December 31, 2015
             Filed February 10, 2016
             File No. 001-00442

Dear Mr. Verbeck:

We have reviewed your filing and have the following comments. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis

Non- GAAP Measures

Reconciliation of GAAP Measures to Non-GAAP Measures, page 43

1. We note your disclosure that "core earnings measures," non-GAAP financial measures, provide investors additional insights into operational performance as unallocated pension and other postretirement benefit cost primarily represent costs driven by market factors and costs not allocable to U.S. government contracts. However, we note from Note 21 on page 108 that you did not adjust for other unallocated items such as shared-based plans, deferred compensation, and amortization of previously capitalized interest. Please explain to us your basis for adjusting only unallocated pension and postretirement benefit expense, but not for other unallocated expense items.

2. In addition, please explain to us and disclose the factors behind the significant decrease in the "unallocated pension and other postretirement benefit expense" adjustment from $1.39 billion to $298 million for 2014 and 2015, respectively.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Andrew Mew at (202) 551-3377 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure